UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Commission File Number: 000-30084

LINUX GOLD CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

EXPLANATORY NOTE

This Form 6-K/A is being submitted to (a) replace the audited financial statements for the fiscal years ended February 29, 2008 and February 28, 2007, and the Management Discussion and Analysis for the fiscal year ended February 29, 2008, (b) update the Forms 52-109F certifications, which were included in our Form 6-K filed on August 15, 2008, and (c) include a new news release.

During the 2007 fiscal year, the Company had incorrectly recorded stock-based compensation expense for stock options as if they had vested in full upon granting. The terms of certain stock options granted during the 2007 fiscal year provide for vesting based upon a graduated schedule. Accordingly, the Company has retroactively corrected the amount of stock-based compensation recognized during the 2007 fiscal year to correspond to the vesting terms, resulting in a $327,687 decrease in net loss.

This change to stock based compensation was correctly disclosed in our financial statements for the fiscal year ended February 29, 2008, as filed with the SEC as part of the Company’s Form 20-F, on September 2, 2008.  However, the Company’s audited financial statements for the fiscal years ended February 29, 2008 and February 28, 2007 were previously filed in Canada on SEDAR on July 2, 2008, as required under National Instrument 51-102 Continuous Disclosure Obligations, and were also included in our Form 6-K filed with the SEC on August 15, 2008 are incorrect.

The Company has filed the restated audited financial statements for the fiscal years ended February 29, 2008 and February 28, 2007, and an amended Management Discussion and Analysis for the periods above, with Canadian regulators.

Exhibits

99.1	Audited Financial Statements for the Year ended February 29, 2008 – restated
99.2	Form 52-109F1 - Certification of Annual Filings – CEO-amended
99.3	Form 52-109F1 - Certification of Annual Filings – CFO-amended
99.4	Management Discussion and Analysis for the Year ended February 29, 2008 – restated
99.5	News Release – September 10, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.
(Registrant)

Date: September 15, 2008	By:	/s/ John Robertson

John Robertson
	Title:	President